EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-136179 and No. 333-158749)  pertaining to the WesBanco, Inc. KSOP of our report dated June 28, 2010, with respect to the statement of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedules as of and for the year ended December 31, 2009, included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 28, 2010